Exhibit 12


                        BRISTOL-MYERS SQUIBB COMPANY
                     Ratio of Earnings to Fixed Charges

For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income before provision for income taxes and fixed charges (excluding capitalized interest), and "fixed charges" consist of interest and debt expense, capitalized interest and one-third of rental expenses (which the Company believes is a reasonable approximation of the interest factor of such rental expense).

The following table sets forth the ratio of earnings to fixed charges for the Company (in millions, except ratio amounts) for each of the years ended December 31,



Earnings                 1993          1994          1995          1996       1997
--------               -------       -------       -------       -------    -------

Earnings before
income taxes           $ 2,571       $ 2,555       $ 2,402       $ 4,013    $ 4,482

Fixed charges              118           128           157           136        169

Capitalized interest       (14)          (15)          (15)          (15)       (10)
                       -------       -------       -------       -------    -------
Total Earnings         $ 2,675       $ 2,668       $ 2,544       $ 4,134    $ 4,641
                       =======       =======       =======       =======    =======

Fixed Charges

Interest and debt
expense                $    57       $    68       $    97       $    78    $   118

Capitalized interest        14            15            15            15         10

One-third of rental
expense                     47            45            45            43         41
                       -------       -------       -------       -------    -------
Total Fixed Charges    $   118       $   128       $   157       $   136    $   169
                       =======       =======       =======       =======    =======
Ratio of Earnings to     22.67(a)      20.84(b)      16.20(c)      30.40      27.46
Fixed Charges          =======       =======       =======       =======    =======


--------

     (a) Earnings in 1993 reflect a $500 million charge before taxes for pending and future product liability claims. Excluding this charge, the ratio of earnings to fixed charges for 1993 would have been 26.91.

     (b) Earnings in 1994 reflect a $750 million charge before taxes for pending and future product liability claims. Excluding this charge,the ratio of earnings to fixed charges for 1994 would have been 26.70.

     (c) Earnings in 1995 reflect a $950 million charge before taxes for pending and future product liability claims and a $310 million charge before taxes for restructuring. Excluding this charge, the ration of earnings to fixed charges would have been 24.23.